Exhibit 3.33

ADDENDUM TO CALCITECH LTD. 5 % CONVERTIBLE DEBENTURE DUE
28TH FEBRUARY 2005

Section 2 Definitions:	Shall be extended by the following definition.

“Conversion Date means the day, notified by the company on at least sixty (60) days notice, on which an application by way of an equivalent to an Initial Public Offering to a reputable senior European or North American Stock Exchange or by 31st December, 2007, whichever maybe the earlier.”

Section 3 Conversion: Shall be amended as follows

Whereas, under Section 3, subsection 3.1 of the above referenced Debenture, “the holder of this debenture has the right, but not the obligation to, upon thirty (30) days written notice, on the second (2) year anniversary of the Original Issuance Date, to convert the outstanding principal and any unpaid interest into shares of Common Stock.” This shall now be amended whereby “the holder of this debenture has the right, but not the obligation to, on thirty (30) days notice by the company, (i) on application for a listing by way of an Initial Public Offering on a reputable Senior European or North American Stock Exchange, or (ii) by 31st December, 2007 to convert the outstanding principal and any accrued interest into shares of Common Stock.”

Furthermore, under Section 3, subsection 3.2 Conversion price. Whereas, “Subject to adjustment pursuant to section 3.3 the Conversion Price shall be the greater of (i) seventy-five (75%) of the average closing offer price of a share of the Company’s Common Stock for the ten (10) days immediately prior to conversion and (ii) the price per share as of the Closing Date.” This shall now be amended whereby, “subject to adjustment pursuant to Section 3.3, the Conversion price of a share of the Company’s Common Stock shall be one United States Dollar and seventy five cents (USD1.75) on the conversion date.

It is agreed that all other terms and conditions of the 5% convertible debenture remain the same. This addendum is a part of the whole agreement of the above referenced debenture.

By:	By:

For .................................	For CalciTech Ltd.
...........................	R.A. Leopard
...........................	President & CEO